Exhibit 99.1
SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON JUNE 11, 2025

1.Date, Time and Venue: On June 11, 2025, at 02:00 p.m., its Board of Directors (“Board”) met at Suzano S.A. (“Company”), through the Company’s videoconferencing system.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. The meeting was also attended by Messrs. João Alberto de Abreu, Presidente, Marcos Moreno Chagas Assumpção, Financial Executive Vice-President and Chief Investor Relations Officer, Walner Júnior, Chief Legal and Tax Officer and Mr. João Vitor Zocca Moreira as Secretary of the Board.

3.Convening: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Board Composition: the Meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira as Secretary of the Board.

5.Agenda: Pursuant to the Novo Mercado Regulations, art. 77, paragraph 2, and the Company’s Bylaws, article 20, sub-item “i”, to discuss and resolve on the Company’s vote at the Restricted Audience No. 01/2025 – DIE promoted by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) regarding the amendment of the Novo Mercado Regulations (“Regulations” and “Restricted Audience”).

6.Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

7.Presentation, discussions on the agenda and resolutions:

7.1.Firstly, the Company’s executives, who were invited to the Meeting, informed the Board about ABRASCA’s public statement regarding the voting and amendment process underway, as well as informing the Directors about the several interactions among the companies listed on the Novo Mercado, capital market entities and B3, with a view to rediscussing the process of modifying the Regulations and its voting form. Furthermore, the executives reported that the interactions had resulted, in the last week, in B3 announcing a new change to the voting method and in B3 announcing its intention to review the process for a new modification of the Regulations for the future, although this review would only take place after the conclusion of the current amendment.

Exhibit 99.1
7.2.The Company’s executives spoke to the Board, expressing the understanding that, given the need to adjust the process of amending the Regulations in advance, the current vote should be for the rejection of all twenty-five items intended with the Amendment of the Regulations. According to them, the content of the amendment of the Regulations can be properly analyzed in a new process, with a better defined procedure and widely debated with the market.

7.3.Therefore, given the disagreement over the process of amending the Regulations, the members of the Board of Directors unanimously decided, without reservations, that the Company’s vote at the Restricted Audience should be to reject the change of all the items put to the vote. Nevertheless, the Directors emphasize that they are in favor of improvements in Corporate Governance and appreciate B3’s work in this regard.

8.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of Meeting were drawn up, read, and shall be signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Website. Signatures: Directors: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. I hereby certify that this is a copy of the minutes drawn up in the proper book.

São Paulo, SP, June 11, 2025.

João Vitor Zocca Moreira
Secretary

2